UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                Schedule 14D-9/A

                  SOLICITATION/ RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)

            FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
                           (NAME OF SUBJECT COMPANY)

            FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
                      (NAME OF PERSON(S) FILING STATEMENT)

             COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $1.00
                         (TITLE OF CLASS OF SECURITIES)

                                   337400105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                  NEIL KOENIG, INTERIM CHIEF FINANCIAL OFFICER
            FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
                                125 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 949-1373
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
         RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S)
                               FILING STATEMENT)

                                With a copy to:

                              GARY J. WOLFE, ESQ.
                              SEWARD & KISSEL LLP
                             ONE BATTERY PARK PLAZA
                            NEW YORK, NEW YORK 10004
                           TELEPHONE: (212) 574-1200
                           FACSIMILE: (212) 480-8421


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                               TABLE OF CONTENTS

        Item 4(c). Intent to Tender.
        Signature



                                  INTRODUCTION

This Amendment No. 2 amends the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission by First Union Real Estate Equity and Mortgage Investments ("First Union") on December 8, 2003. The purpose of this Amendment No. 2 to the Schedule 14D-9 is to state that Talton R. Embry, a director of First Union, has advised First Union that entities over which Mr. Embry holds sole or shared investment power intend to tender 1,987,600 common shares of beneficial interest in the tender offer commenced by FUR Investors LLC. All other information is unchanged.

The information set forth in the Schedule 14D-9 filed December 8, 2003 is incorporated by reference in this Amendment No. 2 to the Schedule 14D-9 in all items except Item 4(c).

Item 4(c). Intent to Tender.

Mr. Talton R. Embry, a director of First Union, has advised First Union that entities over which Mr. Embry holds sole or shared investment power intend to tender 1,987,600 Shares in the Offer.

Otherwise, neither the Company nor any executive officer, director, affiliate or subsidiary of the Company intends to tender pursuant to the Offer any of the Shares they hold of record or own beneficially.
--------------

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  FIRST UNION REAL ESTATE EQUITY
                                  AND MORTGAGE INVESTMENTS


                                  By:/s/ Neil Koenig
                                         ----------------
                                         Name: Neil Koenig
                                         Title: Interim Chief Financial Officer


Dated December 23, 2003

22062.0001 #452582